Exhibit 99.1
NEWS RELEAS
FOR IMMEDIATE RELEASE
October 16, 2006

Extendicare U.S. Subsidiary EHSI Completes US$500 Million Mortgage Loan and US$120
Million Senior Secured Revolving Credit Facility

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has completed an initial US$500.0 million mortgage loan financing and entered into a new US$120.0 million senior secured revolving credit facility.

The US$500.0 million financing is a 5-year fixed rate loan at 6.6525%, with interest only payments for the first three years, and a 25-year amortization for the last two years. It is currently expected that another mortgage financing will follow in March 2007. The new US$120.0 million revolving credit facility has a three-year term with floating-rate interest based on a pricing grid.

Proceeds will be used primarily to repay EHSI’s US$150.0 million 9 1/2% Senior Notes Due 2010 and its US$125.0 million 6 7/8% Senior Subordinated Notes Due 2014, of which 100% and 99.98%, respectively, have been accepted for payment pursuant to EHSI’s September 22, 2006 tender offers for the two classes of notes. In addition, proceeds will be used to repay the balance outstanding on EHSI’s existing term loan and line of credit, to unwind its existing interest rate swap and cap arrangements, to pay for transaction costs related to the debt refinancing and planned distribution of Assisted Living Concepts, Inc. to shareholders of Extendicare Inc. and for general working capital purposes.

The mortgage loan is being originated by Lehman Brothers Bank, FSB and Lehman Brothers is sole arranger of the revolving credit facility.

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company into a Canadian real estate investment trust and the distribution of Assisted Living Concepts, Inc. will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

For further information, contact:
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com